UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 99.1 THOMSON UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, JUNE 30, 2009.

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and the matters discussed in this document may contain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: August 3, 2009	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT 99.1

Thomson Group

THOMSON UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

Unaudited interim consolidated statements of operations

2

Unaudited interim consolidated balance sheets

3

Unaudited interim consolidated statements of cash flows

5

Unaudited interim consolidated statements of changes in equity

6

Unaudited interim consolidated statements of comprehensive income

6

Notes to the unaudited interim condensed consolidated financial statements

6

1       General information

7

2       Summary of significant accounting policies

7

3       Critical accounting estimates and judgments

11

4       Bridge with financial statements released as of June 30, 2008

15

5       Significant changes in the scope of consolidation since December 31, 2008

16

6       Information by segments

16

7       Selling and administrative expenses and other income (expense)

20

8       Research and development expenses

20

9       Net finance costs

21

10     Income tax

21

11     Discontinued operations

21

12     Property, plant and equipment

24

13     Goodwill and other intangible assets

25

14     Investments and available-for-sale financial assets

26

15     Inventories

26

16     Cash, cash equivalents and cash collateral

26

17     Shareholders’ equity (deficit)

27

18     Financial risk management

27

19     Derivative financial instruments

28

20     Borrowings

29

21     Financial instruments and main market related exposures

32

22     Retirement benefit obligations

33

23     Provisions for restructuring and other charges

34

24     Share-based payments

35

25     Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

35

26     Contractual obligations and other commitments

35

27     Contingencies

37

28     Related party transactions

42

29     Subsequent events

43

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Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended June 30,
(€ in millions)	Note	2009 Unaudited	2008 (1) Unaudited
Continuing operations
Revenues		1,801	1,835
Cost of sales		(1,440)	(1,486)

Gross margin		361	349

Selling and administrative expenses	(7)	(193)	(206)
Research and development expenses	(8)	(78)	(87)
Other income (expense)	(7)	(39)	(35)

Profit (loss) from continuing operations before tax and net finance costs		51	21

Interest income	(9)	4	9
Interest expense	(9)	(33)	(44)
Other financial income (expense)	(9)	19	(38)
Net finance costs		(10)	(73)

Share of profit (loss) from associates		(1)	(1)
Income tax	(10)	(36)	(18)
Profit (loss) from continuing operations		4	(71)

Discontinued operations
Net loss from discontinued operations	(11)	(329)	(111)

Net income (loss)		(325)	(182)
Attributable to:
- Equity Holders		(325)	(182)
- Minority interests		-	-

		Six months ended June 30,
(in euro, except number of shares)		2009 Unaudited	2008 Unaudited

Weighted average number of shares outstanding (basic net of treasury stock)		262,947,221	262,940,199

Earnings (loss) per share from continuing operations
- basic		0.02	(0.27)
- diluted		0.02	(0.27)
Earnings (loss) per share from discontinued operations
- basic		(1.25)	(0.42)
- diluted		(1.25)	(0.42)
Total earnings (loss) per share
- basic		(1.23)	(0.69)
- diluted		(1.23)	(0.69)
(1) See Note 4 “Bridge with financial statements released as of June 30, 2008”.

The accompanying notes on pages 7 to 43 are an integral part of these financial statements.

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Thomson Group

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2009 Unaudited	December 31, 2008 Audited
ASSETS

Non-current assets:
Property, plant and equipment	(12)	451	541
Goodwill	(13)	756	926
Other intangible assets	(13)	508	673
Investments in associates		6	7
Investments and available-for-sale financial assets	(14)	50	52
Contract advances		105	131
Deferred tax assets	(10)	486	515
Income tax receivable		9	21
Other non-current assets		36	41

Total non-current assets		2,407	2,907

Current assets:
Inventories	(15)	135	270
Trade accounts and notes receivable		599	968
Current accounts with associates and joint-ventures		8	4
Derivative financial instruments	(19)	10	85
Income tax receivable		27	32
Other current assets		498	485
Cash collateral	(16)	53	38
Cash and cash equivalents	(16)	511	769
Assets classified as held for sale	(11)	514	33

Total current assets		2,355	2,684

Total assets		4,762	5,591

The accompanying notes on pages 7 to 43 are an integral part of these financial statements.

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Thomson Group

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2009 Unaudited	December 31, 2008 Audited
EQUITY AND LIABILITIES

Shareholders’ equity:	(17)
Common stock (269,890,028 shares at June 30, 2009 with nominal value of €3.75 per share)		1,012	1,012
Treasury shares		(159)	(159)
Additional paid in capital		1,643	1,643
Subordinated perpetual notes		500	500
Other reserves		135	139
Retained earnings (accumulated deficit)		(3,323)	(2,998)
Cumulative translation adjustment		(227)	(272)

Shareholders’ deficit		(419)	(135)

Minority interests		1	1

Total deficit		(418)	(134)

Non-current liabilities:
Borrowings	(20)	17	22
Retirement benefits obligations	(22)	310	332
Restructuring provisions	(23)	14	17
Other provisions	(23)	93	103
Deferred tax liabilities	(10)	272	284
Other non-current liabilities		70	45

Total non-current liabilities		776	803

Current liabilities :
Borrowings	(20)	2,805	2,862
Derivative financial instruments	(19)	13	46
Retirement benefits obligations	(22)	62	71
Restructuring provisions	(23)	64	115
Other provisions	(23)	76	102
Trade accounts and notes payable		490	968
Accrued employee expenses		112	155
Income tax payable	(10)	7	32
Other current liabilities		454	548
Payables on acquisition of companies		-	1
Liabilities classified as held for sale	(11)	321	22

Total current liabilities		4,404	4,922
Total liabilities		5,180	5,725

Total deficit and liabilities		4,762	5,591

The accompanying notes on pages 7 to 43 are an integral part of these financial statements.

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Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)		Six months ended June 30,
	Note	2009 Unaudited	2008 (1) Unaudited
Net income (loss)		(325)	(182)
Loss from discontinued operations		(329)	(111)
Profit (loss) from continuing operations		4	(71)
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization		120	131
Impairment of assets		30	6
Net changes in provisions		(28)	-
(Profit) / loss on asset sales		(3)	-
Interest (income) and expense	(9)	29	35
Other non cash items (including tax)		35	41
Changes in working capital and other assets and liabilities		(199)	14
Cash generated from / (used in) continuing operations		(12)	156
Interest paid		(51)	(28)
Interest received		3	13
Income tax paid		(15)	1
Net operating cash generated from / (used in) continuing activities		(75)	142
Net operating cash used in discontinued operations	(11)	(58)	(123)
Net cash from / (used in) operating activities (I)		(133)	19

Acquisition of subsidiaries, associates and investments, net of cash acquired	(25)	(1)	(13)
Net cash impact from sale of investments		(2)	10
Purchases of property, plant and equipment (PPE)		(84)	(73)
Proceeds from sale of PPE		6	1
Purchases of intangible assets including capitalization of development costs		(19)	(30)
Cash collateral (granted to) / reimbursed by third parties		(16)	-
Loans (granted to) / reimbursed by third parties		(11)	-
Net investing cash used in continuing activities		(127)	(105)
Net investing cash used in discontinued operations	(11)	(15)	(41)
Net cash used in investing activities (II)		(142)	(146)

Proceeds from borrowings		49	500
Repayments of borrowings		(51)	(247)
Net financing cash generated from/ (used in) continuing activities		(2)	253
Net financing cash used in discontinued operations	(11)	(1)	-
Net cash provided by / (used) in financing activities (III)		(3)	253

Net (decrease) / increase in cash and cash equivalents (I+II+III)		(278)	126
Cash and cash equivalents at beginning of period		769	572
Exchange gain / (losses) on cash and cash equivalents		20	(33)
Cash and cash equivalents at end of period		511	665
(1) See Note 4 “Bridge with financial statements released as of June 30, 2008”.

The accompanying notes on pages 7 to 43 are an integral part of these financial statements.

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Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Group								Minority interests	Total equity (deficit)
(€ in millions)	Share capital	Treasury shares	Additional paid-in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity (deficit)
Balance at December 31, 2008	1,012	(159)	1,643	500	139	(2,998)	(272)	(135)	1	(134)
Variation for the period ended June 30, 2009
Total income and expense recognized in equity (*)	-	-	-	-	(5)	-	45	40	-	40
Net income (loss) for the period	-	-	-	-		(325)	-	(325)	-	(325)
Total comprehensive income for the period	-	-	-	-	(5)	(325)	45	(285)	-	(285)
Share-based payment to employees (see Note 24)	-	-	-	-	1	-	-	1	-	1
Balance at June 30, 2009	1,012	(159)	1,643	500	135	(3,323)	(227)	(419)	1	(418)
(*) Refer to details in the “Statements of comprehensive income” below.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME

		Six months ended June 30,
(€ in millions)	Note	2009 Unaudited	2008 Unaudited
Net income (loss) for the period		(325)	(182)

Recognition of actuarial gains and losses in equity (1)	(22)	(10)	12

Fair value gains (losses), gross of tax on available-for-sale financial assets	(14)
- fair value adjustments of the period		12	(247)
- reclassification adjustments to income on disposal of available-for-sale financial assets		-	-

Fair value gains (losses), gross of tax on cash flow hedges :
- on cash flow hedges before the hedged transactions affect profit or loss		(11)	(15)
- reclassification adjustments when the hedged forecast transactions affect profit or loss		3	10

Currency translation adjustments (2)
- currency translation adjustments of the period		44	(90)
- reclassification adjustments on disposal of a foreign operation		1	1

Tax effect (3)		1	3
Total income (expense) recognized directly in equity		40	(326)
Total comprehensive income for the period		(285)	(508)
Attributable to:
- Equity holders of the parent		(285)	(502)
- Minority interests		-	(6)

(1)

Includes € (1) million related to held for sale businesses as of June 30, 2009.

(2)

Includes € 4 million related to held for sale businesses as of June 30, 2009.

(3)

No significant tax effect due to the overall tax loss position of the Group.

The accompanying notes on pages 7 to 43 are an integral part of these financial statements.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1      GENERAL INFORMATION

1.1      General information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to businesses and professionals in the Media & Entertainment industries. Until the end of 2008, Thomson’s activities were organized into three principal Divisions: Technology, Thomson Grass Valley, and Technicolor. Effective January 1, 2009, the Group’s activities have been reorganized inside the three operational Divisions: Technology, Thomson Connect (formerly Thomson Grass Valley) and Technicolor.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

Thomson’s revenues across its divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the year-end holidays. The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and net finance costs) driven by the fact that costs are spread more evenly than sales over the year. However, given actual economic environment, there is no certainty that this historical trend will be verified in 2009.

The interim condensed consolidated financial statements were approved by the Board of Directors of Thomson SA and authorized for issuance on July 27, 2009.

1.2      Main events of the period

•

Debt restructuring process:  Please refer to subsequent events disclosure in Note 29.

•

Main new accounting topics:

-

Following management’s decision to sell its Grass Valley and Technicolor Media Networks (TMN) businesses these are now classified as discontinued activities in accordance with IFRS 5 (see Notes 4 and 11).

-

The first application of IFRS 8 as of January 1, 2009 had no impact on our segment reporting presentation (more information is provided in Note 6 ).

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1      Basis of preparation

These interim condensed consolidated financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 for more detailed information) and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and effective as of June 30, 2009, which include IAS 34 “Interim Financial Reporting” and in accordance with IFRS effective as of June 30, 2009 and adopted by the European Union as of July 27, 2009.

The standards approved by the European Union are available on the following web site: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

These interim condensed consolidated financial statements should be read in conjunction with the 2008 annual IFRS consolidated financial statements.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual IFRS Consolidated Financial Statements for the year ended December 31, 2008 and described in Note 2 to our 2008 annual consolidated financial statements, which are an integral part of the 2008 Group’s Annual Report, except for the following standards, amendments and interpretations effective as of January 1, 2009 which have been applied for the first time.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2      Standards, amendments and interpretations effective as of January 1, 2009 and applied as of January 1, 2009

New standard or interpretation	Main provisions	Main impacts on the 2009 interim consolidated financial statements
IFRS 8, Operating Segments

IFRS 8 replaces IAS 14, Segment reporting. It requires the identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker (CODM).

Based on the level of information given to the Group’s Executive Committee (considered as the Chief Operating Decision Maker) on a recurring basis, the Group determined that its reportable operating segments are : Technology, Thomson Connect and Technicolor. All the remaining activities (mainly Retail Telephonny, residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other”. See Note 6.

IFRS 1, First-time Adoption of IFRS and IAS 27, Consolidated and Separate Financial Statements	Amendment relating to the cost of an investment on first-time adoption.	The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRS 2 Share-based Payment (amendments)

The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

This amendment is prospective (no impact on opening balance sheet).

The application of this amendment since January 1, 2009 has impacted the Group’s financial statements as the waiver by M.Rose of all his stock-options has been treated as a cancellation according to IFRS 2 amended. A corresponding expense of € 1 million has been booked in the June 2009 financial statements.

Improvements to IFRSs 2008		The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IAS 1, Presentation of financial statements	The revision is aimed at improving users’ ability to analyse and compare the information given in financial statements.	The impact of the revision of IAS 1 has been to expand the disclosures provided mainly regarding comprehensive income.
IAS 23, Borrowing costs (amendments)

The main impact of this amendment is the removal of the option to immediately recognise as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets.

This amendment is prospective (no impact on opening balance sheet). The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IAS 32, Financial Instruments: Presentation (amendments) and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments clarify the accounting for particular types of financial instruments that have characteristics similar to ordinary shares. According to these amendments, such instruments, provided they have particular features and meet specific conditions will be according to these amendments classified as equity. Additional disclosures are also required on the instruments affected by the amendments.

The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRIC 13, Customer Loyalty Programmes	IFRIC 13 deals with the accounting for loyalty award programmes (such as 'points' or travel miles) granted by certain entities to customers who buy other goods or services.	The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

New standard or interpretation	Main provisions	Main impacts on the 2009 interim consolidated financial statements
IFRIC 15, Agreements for the Construction of Real Estate

IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11, Construction Contracts or IAS 18, Revenue and, accordingly, when revenue from the construction should be recognised.

The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRIC 16, Hedges of a Net Investment in a Foreign Operation

IFRIC 16 clarifies three main points:

-

The presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation.

-

A hedging instrument in a hedge of a net investment in a foreign operation may be held by any entity or entities within the group.

-

It clarifies how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.

The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.3      Standards, amendments and interpretations that are not yet effective and have not been early adopted by Thomson

New standard	Effective Date	Main provisions
Amendments to IFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions	Annual periods beginning on or after 1 January 2010

This amendment clarifies the accounting for Group cash-settled share-based payment transaction and how an individual subsidiary in a Group should account for some share-based payment arrangements in its own financial statements.

Revised IFRS 3, Business Combinations and Revised IAS 27, Consolidated and Separate Financial Statements	Annual periods beginning on or after 1 July 2009

The revised Standards include significant changes, including:

-

a greater emphasis on the use of fair value;

-

a focus on changes in control as a significant economic event – introducing requirements to remeasure interests to fair value at the time when control is achieved or lost, and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

-

a focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from business combinations and will generally affect profit or loss.

IFRS 7, Financial Instruments: Disclosures — Amendments enhancing disclosures about fair value and liquidity risk	Annual periods beginning on or after 1 July 2009	The amendments require enhanced disclosures about fair value measurements and liquidity risk.
Improvements to IFRSs 2009	Various effective date; the earliest is annual periods beginning on or after 1 July 2009	The IASB issued Improvements to IFRSs – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards.
IAS 39, Recognition and Measurement : Eligible Hedged Items (amendments)	Annual periods beginning on or after 1 July 2009	The IASB published amendments to IAS 39 to clarify two hedge accounting issues: - Inflation in a financial hedged item - One-sided risk in a hedged item
New interpretation	Effective Date	Main provisions
IFRIC 17, Distributions of Non-cash Assets to Owners	Annual periods beginning on or after 1 July 2009

IFRIC 17 clarifies that an entity should measure the dividend payable at the fair value of the net assets to be distributed and the difference between the dividend paid and the carrying amount of the net assets distributed should be recognized in profit or loss.

IFRIC 18, Transfers of assets from customers	Assets received from customers on or after 1 July 2009	IFRIC 18 provides additional guidance on the accounting for transfers of assets from customers.

The impacts of the above standards, amendments and interpretations and of current IFRS and IFRIC projects are not anticipated in these financial statements and cannot be reasonably estimated at this time.

2.4      Functional and presentation currency

These consolidated financial statements are presented in euro. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

2.5      Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions required by the IFRS have been applied: available-for-sale financial assets at fair value, derivative financial instruments and financial assets at fair value through profit and loss.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.6      Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

Management regularly reviews its valuations and estimates based on its past experience and various other factors considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities’ carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions. The critical accounting assumptions and judgments made by the Group are detailed in Note 3.

2.7      Translation of foreign currency transactions

The main exchange rates used for translation (one unit of each foreign currency converted to euro) are summarized in the following table:

	Closing rate		Average Rate
	June 2009	December 2008	June 2009	June 2008
US dollar (US$)	0.70897	0.71081	0.74765	0.64929
Pound sterling (GBP)	1.18270	1.03099	1.11188	1.28619
Canadian dollar (CAD)	0.61449	0.58323	0.61878	0.64397

The average rate is determined by taking the average of the month-end closing rates for the year, unless such method results in a material distortion.

3     CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates, while different assumptions or conditions may yield different estimates. Thomson’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key assumptions retained were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2008 except for the main following estimates that have been reassessed as of June 30, 2009:

3.1      Going concern

Under IAS 1, the Board may approve the accounts on a going concern basis even if material uncertainties exist that may cast significant doubt upon Thomson’s ability to continue as a going concern, so long as the Board has determined that the risks to Thomson’s ability to do so are not such that the situation is definitively compromised. If the Board determines that Thomson’s ability to continue as a going concern is definitively compromised and there is no realistic alternative but to cease trading, then the Board must approve the accounts on a liquidation basis.

The material uncertainties which the Group is facing that create significant doubt upon its ability to continue as a going concern include the fact that since the release on 30 April 2009 of the Group’s audited 2008 consolidated financial statements, the Group has been operating in breach of certain covenants contained in financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (such covenants, as well as other relevant contractual limitations, are further described in Note 20.3 (e)) As a result, substantially all of Thomson’s senior debt might be accelerated. Thomson does not have sufficient cash to repay all of such debt and believes it would not, in the current economic environment, be in a position to raise in the near term additional financing enabling it to repay all or substantially all of its senior debt.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Since February 2009, Thomson has been in discussions with its principal creditors regarding its balance sheet structure and its level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of its indebtedness, Thomson negotiated waivers in April 2009 with its creditors under which such creditors temporarily waived their right to accelerate repayment of such indebtedness until June 16, 2009, which waivers were in turn extended on June 15, 2009 until July 24, 2009. On July 24, 2009, Thomson announced that a restructuring agreement has been signed by a majority of its senior creditors, including lenders under the Syndicated Credit Facility and holders of its U.S. Private Placement Notes.  As described in detail in the press release that Thomson issued on July 24, 2009, the restructuring agreement provides for a reduction in Thomson’s gross senior debt from €2,839 million to €1,550 million with modified terms and lengthened maturities. The agreement provides that this reduction will be achieved through conversion of €1,289 million of debt as follows: (i) a capital increase of €350 million through the issuance of 528 million ordinary shares at a price of €0.66 per share, (ii) the issuance of €639 million of notes mandatorily redeemable in 964 million ordinary shares of Thomson maturing in 2010 and 2011 and (iii) the issuance of up to €300 million disposal proceeds notes maturing December 31, 2010. In connection with the signing of the restructuring agreement, the majority of the senior creditors (and all the creditors who signed the restructuring agreement) agreed to extend the waivers through to November 30, 2009.

Completion of the balance sheet restructuring is subject to a number of conditions, including each of the parties obtaining all necessary regulatory clearances, waivers and approvals from the French market authority, absence of a material adverse effect on the Group, shareholder approval of the capital increase and other customary closing conditions. In addition, the waivers are subject to conditions, including payment of default interest and restrictions on additional debt incurrence. If any of the conditions are not satisfied in the restructuring agreement or in the waivers, or if a creditor that has not extended the waivers seeks to accelerate its holding of Thomson debt pending completion of the restructuring, the Board of Directors may request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code).  Such proceeding will have the effect of providing the Company with the protections offered by law (suspension of legal actions against the Company and a prohibition against paying debts which exist as of the date of opening the proceeding) and with a stable legal framework for the Company to pursue the completion of the restructuring of its debt.

The Board of Directors has also considered the Group’s cash flow projections and believes that, if the Group is successful in preventing the risk of the anticipated acceleration of its debt during this period, the Group's current cash will be sufficient to meet expected cash requirements of the Group until at least June 30, 2010.

Having considered the above, the Board of Directors determined that it was appropriate for these interim condensed consolidated financial statements to be prepared on a going concern basis.

3.2      Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the period ended June 30, 2009, the Group recognized depreciation expense amounting to € 66 million related to PPE and amortization expense of € 55 million for intangible assets with finite useful lives (these figures include the depreciation expense recorded within the loss from discontinued operations). As of June 30, 2009 the net carrying amount of PPE and intangible assets with finite useful lives amounted to € 487 million and € 345 million, respectively (including PPE and intangible assets classified as held for sale).

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in performing an impairment test in accordance with the accounting policy stated in Note 2 of our 2008 Consolidated Financial Statements. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly in assessing the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

12/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2009, the Group reviewed its triggering indicators and determined that some amortizable assets and cash generating units may have lost value. Consequently, it performed impairment tests for these assets or group of assets (see Notes 12 and 13). The resulting impairment loss booked against amortizable assets for the first half of 2009 amount to € 14 million, split between PPE (€ 13 million) and R&D and other intangible assets (€ 1 million). These amounts exclude impairment loss of amortizable assets in the frame of a selling plan that amount to € 141 million for the first half of 2009 (see Note 3.4 below and Note 11.2).

3.3      Impairment tests of goodwill and intangible assets with indefinite useful lives

Goodwill and other indefinite-lived intangible assets are reviewed annually for impairment in accordance with the accounting policy stated in Note 2 of our 2008 Consolidated Financial Statements. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit and (2) estimating the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. The assumptions used by the Group for the determination of the recoverable amount are described in Note 14 of our 2008 Consolidated Financial statements.

Additional to the annual review for impairment, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in performing an additional impairment test in accordance with the accounting policy stated in Note 2 of our 2008 Consolidated Financial statements. Following this review, Thomson has therefore considered the recoverable amount of those continuing goodwill reporting units which had a lower than expected economic performance during the first semester of 2009. This review did not indicate the need for any impairment charge with respect of these assets.

As of June 30, 2009 the Group reviewed the value of one of its trademark following negative events that occurred in the second quarter of 2009. This review led to an impairment of €13 million.

As of June 30, 2009, the net book value of goodwill and trademarks amounted to € 809 million (including goodwill classified as held for sale) and € 188 million, respectively after impairment.

3.4      Valuation of businesses held for sale

Businesses held for sale should be recorded at the lower of their carrying amount and fair value less costs to sell. Estimating fair value less costs to sell requires management to make material judgments and estimates.

Thomson’s management believes its policies relating to such valuation are critical accounting policies involving critical accounting estimates because determining the fair value less costs to sell requires (1) determining the most probable selling price of the held for sale businesses based on all available facts and circumstances and (2) estimate the outcomes of ongoing negotiations with potential buyers.

As of June 30, 2009 the Group reviewed the value of its held for sale businesses (Grass Valley, TMN and STS). This review led to an impairment of € 279 million, impacting discontinued businesses (Grass Valley and TMN) for € 276 million and continuing perimeter (STS) for € 3 million (see Notes 11.2 and 13), reflecting management’s best estimates.

3.5      Deferred tax

Management judgment is required to determine the value of the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 of our 2008 Consolidated Financial Statements. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which are not expected to re-occur in the near future, and/or (2) the expectation of exceptional gains or (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of June 30, 2009, deferred tax liabilities amount to € 272 million and the Group has recorded € 486 million of deferred tax assets reflecting management’s best estimates.

13/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.6      Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 22 to our 2008 Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits net obligations under such plans and related future expense.

As of June 30, 2009, the post-employment benefits provision amounted to € 372 million.

3.7      Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of outcomes of pending and potential future litigation that, by their nature, are dependent on future events that are inherently uncertain. In making its determination of likely outcomes of litigation and tax matters etc, management considers the evaluation of the outside counsels knowledgeable about each matter, as well as known outcomes in case law. See Note 27 for a description of the Group’s significant legal proceedings and contingencies.

3.8      Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner. The royalties payable are presented within the captions “Other current liabilities” and “Other non-current liabilities” in our balance sheet.

14/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4     BRIDGE WITH FINANCIAL STATEMENTS RELEASED AS OF JUNE 30, 2008

According to IFRS 5, the statement of operations for the comparative period has to be restated in order to reflect the effect of the scope of discontinued operations defined as of June 30, 2009. The column “IFRS 5” below represents the statement of operations of the following additional discontinued operations compared to June 30, 2008:

•

Grass Valley: On January 28, 2009, Thomson announced its decision to exit the Grass Valley businesses. These businesses supply content creators, production facilities and distributors with video-focused systems and equipment.

•

Technicolor Media Networks (TMN): These activities are part of the divestment process announced on January 28, 2009 in the framework of the new strategy of the Group. TMN, which includes PRN, Convergent and Screenvision, provides network services to retailers and cinema exhibitors and other enterprises that provide their customers/audiences with video content.

The company expects to close these divestments before  year-end.

4.1      Bridge for June 30, 2008 statement of operations

(€ in millions)	Six months ended June 30, 2008 (released in 2008)	IFRS 5	Six months ended June 30, 2008 (released in 2009)
Continuing operations
Revenues	2,202	(367)	1,835
Cost of sales	(1,740)	254	(1,486)
Gross margin	462	(113)	349

Selling and administrative expenses	(301)	95	(206)
Research and development expenses	(122)	35	(87)
Other income (expense)	(45)	10	(35)

Profit from continuing operations before tax and net finance costs	(6)	27	21

Finance costs – net	(82)	9	(73)

Share of income (loss) from associates	(1)	-	(1)

Income tax	(20)	2	(18)

Profit (loss) from continuing operations	(109)	38	(71)

Discontinued operations
Profit (loss) from discontinued operations – net	(73)	(38)	(111)

Net income (loss)	(182)	-	(182)

15/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.2      Bridge for June 30, 2008 statement of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to June 30, 2008 are the following:

(€ in millions)	Six months ended June 30, 2008
Loss from discontinued operations	(38)
Profit from continuing operations	38
Net operating cash generated from continuing activities	9
Net operating cash used in discontinued operations	(9)
Net cash from operating activities (I)	-

Net investing cash generated from continuing activities	28
Net investing cash generated used in discontinued operations	(28)
Net cash used in investing activities (II)	-

Net financing cash used in continuing activities	-
Net financing cash used in discontinued operations	-
Net cash used in financing activities (III)	-

5     SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION SINCE DECEMBER 31, 2008

There has been no significant acquisition or disposal during the first 2009 semester.

6     INFORMATION BY SEGMENTS

Based on the level of information given to the Group’s Executive Committee (considered as the Chief Operating Decision Maker in the meaning of the standard) on a recurring basis, the Group determined that its reportable operating segments under IFRS 8 are: Technology, Thomson Connect and Technicolor. All the remaining activities (mainly retail telephony, residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other” as a reconciling item.

The operating segments have the following activities:

•

Technology: this segment develops and monetizes technology in the following areas:

–

Licensing of patents and trademarks,

–

Corporate Research.

•

Thomson Connect: this segment supplies access and home networking products, notably set-top-boxes and advanced services gateways to satellite, cable network and telecom operators.

•

Technicolor: this segment offers end-to-end management of services for our customers in the Media & Entertainment industries in the following areas:

–

DVD Services : DVD, Blu-RayTM discs and video and game CD replication and distribution,

–

Film and Creative Services: film printing, digital cinema, post production and visual effects,

–

Digital Content Delivery Services: Media Services and Media asset management, Broadcast play-out and other related services outsourced by broadcasters.

16/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following comments are applicable to the two tables below:

-

The Technology, Thomson Connect and Technicolor segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash income (expenses)" includes mainly the net variation of provisions without cash impact.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment, intangible assets and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale.

-

The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale.

-

The caption "Capital expenditures" excludes the net change in debt related to capital expenditure payables (in June 2009 and June 2008 amounting to € (35) million and € 3 million, respectively).

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of PPE and intangible assets).

-

All the statement of operations and balance sheet items disclosed in the tables below have been measured in accordance with IFRS.

17/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Thomson Connect	Technicolor	Other (*)	Consolidation Adjustments	Total
	Six months ended June 30, 2009
Statement of operations items
Revenues with external customers	195	732	797	77	-	1,801
Intersegment sales	1	3	-	72	(76)	-

Profit (loss) from continuing operations before tax and net finance costs	116	9	(9)	(65)	-	51
Out of which the main non-cash items below:
Amortization of customer relationships	-	(11)	(6)	-	-	(17)
Other depreciation and amortization	(6)	(25)	(67)	(4)	-	(102)
Other non-cash income (expenses)	(2)	(15)	(4)	(8)	-	(29)

Balance sheet items
Assets
Operating segment assets	124	541	1,040	(12)	-	1,693
Goodwill	11	237	508	-	-	756
Other segment assets	164	232	319	397	-	1,112
Total segment assets	299	1,010	1,867	385	-	3,561
Investments in associates	3	-	-	4	-	7
Unallocated assets						1,194
Total consolidated assets						4,762

Liabilities
Segment liabilities	195	548	501	536	-	1,780
Unallocated liabilities						3,400
Total consolidated liabilities (without equity)						5,180

Other information
Capital expenditures	-	(19)	(48)	(1)	-	(68)
Capital employed	143	304	872	(105)	-	1,214

(*)

For the period ended June 30, 2009, the retail telephony business contributed by €70 million to revenues and by €4 million to profit (loss) from continuing operations before tax and net finance costs to the Other segment. This business was previously included in the Systems segment under IAS 14 disclosure.

18/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Thomson Connect (1)	Technicolor (1)	Other (2)	Consolidation Adjustments	Total
	Six months ended June 30, 2008
Statement of operations items
Revenues with external customers	181	689	814	151	-	1,835
Intersegment sales	5	12	-	83	(100)	-

Profit (loss) from continuing operations before tax and net finance costs	118	3	(28)	(72)	-	21
Out of which the main non-cash items below:
Amortization of customer relationships	-	(10)	(9)	-	-	(19)
Other depreciation and amortization	(6)	(20)	(75)	(10)	-	(111)
Other non-cash income (expenses)	(2)	(17)	(16)	(24)	-	(59)

Balance sheet items
Assets
Operating segment assets	139	1,026	1,252	21	-	2,438
Goodwill	22	626	922	-	-	1,570
Other segment assets	133	261	358	473	-	1,225
Total segment assets	294	1,913	2,532	494	-	5,233
Investments in associates	3	1	-	4	-	8
Unallocated assets						782
Total consolidated assets						6,023

Liabilities
Segment liabilities	215	959	554	566	-	2,294
Unallocated liabilities						2,188
Total consolidated liabilities (without equity)						4,482

Other information
Capital expenditures	(2)	(29)	(67)	(7)	-	(105)
Capital employed	114	393	1,041	(147)	-	1,401

(1)

As of June 30, 2008, Grass Valley and TMN businesses were not classified as held for sale. Consequently, the Thomson Connect and Technicolor segment assets and liabilities include respectively Grass Valley and TMN assets and liabilities as of June 30, 2008.

(2)

For the period ended June 30, 2008, the retail telephony business contributed by €145 million to revenues and by €(8) million to loss from continuing operations before tax and net finance costs to the Other segment. This business was previously included in the Systems segment under IAS 14 disclosure.

19/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7     SELLING AND ADMINISTRATIVE EXPENSES AND OTHER INCOME (EXPENSE)

(€ in millions)	Six months ended June 30, 2009	Six months ended June 30, 2008
Selling and marketing expenses	(63)	(74)
General and administrative expenses	(130)	(132)
Selling and administrative expenses	(193)	(206)
Other income (expense) (1)	(39)	(35)

(1)

The line “Other income (expense)” includes the main following elements:

(a) for 2009:

•

Restructuring costs for € 3 million, and

•

Impairment losses on non-current operating assets for € 30 million, impacting PPE for € 13 million (see Note 12) and intangible assets for € 17 million (see Note 13).

(b) for 2008:

•

Restructuring costs for € 36 million.

8     RESEARCH AND DEVELOPMENT EXPENSES

(€ in millions)	Six months ended June 30, 2009	Six months ended June 30, 2008
Research and development expenses, gross	(86)	(96)
Capitalized development projects	16	17
Amortization of research and development intangible assets	(16)	(16)
Subsidies (1)	8	8
Research and development expenses, net	(78)	(87)
(1) Include mainly research tax credit granted by the French State.

20/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9     NET FINANCE COSTS

(€ in millions)	Six months ended June 30, 2009	Six months ended June 30, 2008
Interest income	4	9
Interest expense (1)	(33)	(44)
Interest expense, net (2)	(29)	(35)

Financial component of pension plan expense	(9)	(8)
Other financial charges	(3)	(3)
Exchange gain (loss) (3)	(8)	(12)
Change in fair value on financial instrument and other (4)	39	(8)
Change in fair value of the SLP convertible debt (5)	-	(7)
Other financial (expense) income, net	19	(38)

Total net finance costs	(10)	(73)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense.  The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of nil and € 6 million for 2009 and 2008, respectively.

(2)

Prepaid bank fees on debt issuances are included in the effective interest rate on debt and classified in “Interest expense”. There is no significant fee income and expense other than the amount included in determining the effective interest rate.

(3)

In 2009, the exchange loss relates to unhedged commercial exposure.

(4)

Relates principally to a gain of € 37 million from unwinding of interest rate swaps.

(5)

The SLP convertible bond contained an embedded derivative which was accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in “Net finance costs” for the amount mentioned under this caption. The SLP bond was totally reimbursed in September 2008.

10     INCOME TAX

The income tax expense for the six months ended June 30, 2009 is determined using the year-end 2009 forecast effective tax rate. This rate is computed on a country-by-country basis.

The income tax charge for the six months ended June 30, 2009 amounted to € 36 million (compared to € 18 million for the six months ended June 30, 2008). The current tax charge of € 13 million is comprised of withholding taxes and income taxes in countries where the Group has no loss carryforwards. The deferred tax charge of € 23 million is due to tax loss utilization.

Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, Net deferred tax assets
At December 31, 2008	515	(284)	231
Changes impacting the continuing result of the period	(28)	5	(23)
Other movement (1)	(1)	7	6
At June 30, 2009	486	(272)	214
(1) In 2009, this caption mainly includes currency translation adjustments.

11     DISCONTINUED OPERATIONS

In the framework of the new strategy of the Group, Thomson decided to exit the Grass Valley and the Technicolor Media Networks (TMN) businesses. TMN includes PRN, Convergent and Screenvision. The businesses were classified as discontinued operations in these financial statements since the IFRS 5 criteria were met at the beginning of the second quarter of 2009.

For changes in the scope of discontinued operations between June 30, 2008 and June 30, 2009, see Note 4 above.

21/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.1      Results of discontinued operations

(€ in millions)	Six months ended June 30, 2009
	Results related to activities discontinued in 2008 (*)	Results related to the Grass Valley businesses	Results related to the Technicolor Media Network (TMN) businesses	Total
Revenues	1	196	84	281
Cost of sales	7	(147)	(63)	(203)
Gross Margin	8	49	21	78
Expenses other than impairment of assets	1	(98)	(28)	(125)
Profit (Loss) from operations before tax and finance cost and before impairment	9	(49)	(7)	(47)
Net interest expense (2)	(2)	(10)	(1)	(13)
Other financial expense	4	1	-	5
Income tax	-	2	-	2
Minority interests	-	-	-	-

Profit (loss) for the year from discontinued operations before impairment	11	(56)	(8)	(53)
Loss on impairment of businesses held for sale (1)				(276)
Profit (loss) for the year from discontinued operations				(329)

(€ in millions)	Six months ended June 30, 2008
	Results related to activities discontinued in 2007 (*)	Results related to the TSS business discontinued in 2008	Results related to the Grass Valley businesses	Results related to the TMN businesses	Total
Revenues	10	36	276	91	413
Cost of sales	(10)	(29)	(185)	(69)	(293)
Gross Margin	-	7	91	22	120
Expenses other than impairment of assets	(24)	(43)	(107)	(28)	(202)
Loss from operations before tax and finance cost and before impairment	(24)	(36)	(16)	(6)	(82)
Net interest expense (2)	(1)	1	(7)	-	(7)
Other financial expense	(1)	1	(2)	-	(2)
Income tax	-	5	(2)	-	3
Minority interests	-	-	-	-	-

Profit (loss) for the year from discontinued operations before impairment	(26)	(29)	(27)	(6)	(88)
Loss on impairment of assets					(23)
Profit (loss) for the year from discontinued operations					(111)

(*)

Corresponds mainly to the AVA business.

(1)

In 2009, it corresponds to an impairment loss to adjust the held for sale businesses at their fair value less costs to sell. See 11.2 below.

In 2008, it corresponds to impairment losses against assets in the frame of restructuring plans.

(2)

Consists of interest expense of € (13) million for the period ending June 30, 2009 and interest expense of €(8) million less interest income of € 1 million for the period ending June 30, 2008.

22/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.2      Losses on impairment of held for sale businesses

IFRS 5.15 requires that a disposal group classified as held for sale be measured at the lower of its carrying amount and fair value less costs to sell.

Based on the latest information available to the Group regarding the potential selling prices of the held for sale businesses and on the non-current assets carrying values of such businesses as of June 30, 2009 the Group recognized:

•

For the discontinued businesses (Grass Valley and TMN): an impairment loss of € 276 million that impacted goodwill for € 138 million, and intangible and tangible assets for respectively € 102 million and € 36 million.

•

For the STS business: an impairment loss of € 3 million that impacted intangible assets. As STS is not classified as discontinued operations, this impairment loss impacted the profit (loss) from continuing operations.

11.3      Net cash used in discontinued operations

(€ in millions)	Six months ended June 30,
	2009	2008
Loss from discontinued operations	(329)	(111)
Summary adjustments to reconcile loss from discontinued operations to cash used in discontinued operations
Depreciation and Amortization	17	45
Impairment of assets	276	23
Net changes in provisions	(23)	(9)
(Profit) / loss on asset sales	(3)	2
Interest expense	13	7
Other non cash items (including tax)	(2)	(2)
Changes in working capital and other assets and liabilities	(4)	(73)
Cash generated used in discontinued operations	(55)	(118)
Interest paid	-	(1)
Income tax paid	(3)	(4)
Net operating cash used in discontinued operations	(58)	(123)

Acquisition of subsidiaries, associates and investments, net of cash acquired	(2)	(1)
Net cash impact from sale of investments	1	(14)
Purchases of property, plant and equipment (PPE)	(3)	(11)
Proceeds from sale of PPE	1	2
Purchases of intangible assets including capitalization of development costs	(7)	(18)
Cash collateral granted to third parties	(5)	-
Loans (granted to) / reimbursed by third parties	-	1
Net investing cash generated from / (used in) discontinued operations	(15)	(41)

Repayments of borrowings	(1)	-
Net financing cash used in discontinued operations	(1)	-

11.4      Assets and liabilities held for sale

The assets and liabilities attributable to the operations discontinued and not yet sold as of June 30, 2009 and December 31, 2008 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

As of June 30, 2009 four main businesses have been identified as held for sale: Grass Valley, TMN, STS and Consumer Network Services (CNS). These two latest businesses do not represent separate major lines of business or geographical areas and therefore, the criteria were not met for a classification under discontinued operations.

23/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The major classes of assets and liabilities comprising the businesses classified as held for sale are as follows:

(€ in millions)	June 30, 2009	December 31, 2008
Goodwill and intangible assets	78	4
Property, plant and equipment	36	2
Other assets	81	13
Inventories	104	1
Accounts receivable and other receivables	215	13
Total - Assets classified as held for sale	514	33

Provisions	35	4
Pension provisions	40	-
Accounts payable and other liabilities	246	18
Total - Liabilities directly associated with assets classified as held for sale	321	22

12     PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total

At December 31, 2008
Cost	22	129	943	232	1,326
Accumulated depreciation	(6)	(59)	(623)	(97)	(785)
Net amount	16	70	320	135	541

2009
Opening net amount	16	70	320	135	541
Exchange differences	-	-	6	3	9
Additions	-	-	39	13	52
Disposals	-	-	(3)	(1)	(4)
Depreciation charge	-	(2)	(58)	(6)	(66)
Impairment loss (2)	(7)	(8)	(22)	(12)	(49)
Reclassification as held for sale (3)	-	(5)	(28)	(1)	(34)
Other (4)	(1)	-	39	(36)	2
Closing net amount	8	55	293	95	451

At June 30, 2009
Cost	9	93	1,037	184	1,323
Accumulated depreciation	(1)	(38)	(744)	(89)	(872)
Net amount	8	55	293	95	451

(1)

Includes tangible assets in progress.

(2)

Correspond mainly to:

•

The impairment loss on discontinued businesses for € 36 million (see Note 11.2), and

•

The loss of value of some US activities in Creative services that have been severely impacted by the recession in H1 2009, and particularly Q2,  for which a slow recovery from the resulting shortfall in activity is anticipated. The impact is an impairment loss of € 11 million against machinery and equipment.

(3)

Refer to Note 11 above for details.

(4)

Correspond mainly to the transfer of tangible assets in progress to machinery and equipment.

24/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13     GOODWILL AND OTHER INTANGIBLE ASSETS

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill

At December 31, 2008
Cost	507	445	468	1,420
Accumulated amortization and impairment	(174)	(264)	(309)	(747)
Net amount	333	181	159	673	926

2009
Opening net amount	333	181	159	673	926
Exchange differences	2	3	(1)	4	21
Additions	1	-	26	27	-
Disposal	-	-	(1)	(1)	-
Amortization charge	(8)	(18)	(29)	(55)	-
Impairment loss (3)	(45)	-	(74)	(119)	(138)
Reclassification as held for sale (2)	(4)	(15)	(2)	(21)	(53)
Closing net amount	279	151	78	508	756

At June 30, 2009
Cost	476	391	298	1,165
Accumulated amortization and impairment	(197)	(240)	(220)	(657)
Net amount	279	151	78	508	756

(1)

Includes capitalized development projects, acquired or internally developed software and acquired technologies on a standalone basis or as part of a business combination.

(2)

Refer to Note 11 above for details.

(3)

See details of impairment in the table below

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles	Total intangible assets	Goodwill
Subtotal discontinued businesses (Grass Valley and TMN) (*)	(32)	-	(70)	(102)	(138)

STS (*)	-	-	(3)	(3)	-
Other continuing operations (**)	(13)	-	(1)	(14)	-
Subtotal continuing operations	(13)	-	(4)	(17)	-

Total	(45)	-	(74)	(119)	(138)
(*) See rationale for impairment of these businesses held for sale in Note 11.2. (**) Correspond mainly to the impairment of a trademark for €13 million.

25/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14     INVESTMENTS AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

(€ in millions)	Listed securities (1)	Unlisted securities	Total
December 31, 2008	40	12	52
Disposals	(15)	-	(15)
Fair value adjustment	12	-	12
Other movement	-	1	1
June 30, 2009	37	13	50
(1) Mainly Videocon securities as of June 30,2009.

15     INVENTORIES

(€ in millions)	June 30, 2009	December 31, 2008
Raw materials	72	118
Work in progress	11	30
Finished goods and purchased goods for resale	65	192
Gross value	148	340
Less: valuation allowance	(13)	(70)
Total (1)	135	270

(1)

The decrease in the level of inventories as of June 30, 2009 compared to December 31, 2008 is mainly linked to the reclassification of the inventories of activities held for sale within the “assets classified as held for sale” category for € 103 million (see Note 11).

16      CASH, CASH EQUIVALENTS AND CASH COLLATERAL

(€ in millions)	June 30, 2009	December 31, 2008
Cash	232	180
Cash equivalents	279	589
Total	511	769
Of which restricted cash (1)	49	50

Cash collateral (2)	53	38

(1)

Cash held in TCE Television Taiwan with restricted use except to pay local expenses. At June 30, 2009 € 23 million was pledged as a guarantee of a lending to Thomson SA in the same amount.

(2)

Cash to secure credit facilities and other obligations of the Group.

26/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17     SHAREHOLDERS’ EQUITY (DEFICIT)

17.1      Common stock and additional paid-in capital

June 30, 2009
Outstanding number of shares	269,890,028
Nominal value in €	3.75
Thomson share capital in €	1,012,087,605

17.2      Treasury shares

June 30, 2009
Number of treasury shares at opening	6,949,897
Treasury shares delivered (*)	(142,580)
Number of treasury shares held at closing	6,807,317
(*) Treasury shares delivered in the framework of the Free Shares Plan launched in 2007 for all Group employees.

17.3      Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity.  At December 31, 2008, € 15 million in gains on hedging instruments was recognized in equity. During the first half of 2009, of the result on hedging instruments recognized in equity at December 31, 2008, € 3 million in losses was recognized in profit (loss) from continuing operations as the underlying hedged amounts were realized. At June 30, 2009, € 7 million in gains on hedging instruments was recognized in equity.

17.4      Breach of minimum statutory share capital threshold

Due to the 2008 losses, Thomson S.A.’s statutory shareholder’s equity has been negative since December 31, 2008 and amounted to € (642) million as of December 31, 2008. According to article L223-42 of the French Commercial Code, shareholders were consulted at the last annual ordinary and extraordinary shareholders’ meeting held on June 16, 2009 and voted against the early dissolution of Thomson S.A.

As a consequence of this vote, the company is required, no later than December 31, 2011:

•

To reduce its capital by an amount at least equal to that of the losses which could not be charged to reserves, if, during that period, the shareholders' equity has not been restored to a level at least equal to half of the share capital.

•

However, the share capital can be reduced to less than the legal minimum amount only under the suspensive condition of a subsequent increase in share capital that would restore the minimum amount as required by French law.

18     FINANCIAL RISK MANAGEMENT

The Group has been subject to significantly increased liquidity risk in 2009 due to the deterioration of the economic environment and the impact of its debt restructuring process.

In January 2009, the Group announced that it was likely to be in breach of financial covenants under its US private placement notes. Since that announcement and the subsequent confirmation that the breach was effective on release on 30 April 2009 of the group’s 2008 audited consolidated financial statements, Thomson’s liquidity position has been negatively affected (see Notes 20 and 21.2 for more complete information on the Group’s borrowing situation and liquidity risk).

27/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19     DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below.  Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value is determined by independent financial institutions.  The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

The Group’s financial derivatives are governed by standard ISDA (International Swaps and Derivatives Association, Inc.) Master Agreements or similar master agreements customary in the French market (collectively, the “Master Agreements”), which, in each case, contain cross default provisions.

Since April 30, 2009, Thomson has been operating in breach of certain covenants contained in financial agreements under which it borrowed substantially all of its outstanding senior debt. Thomson negotiated waivers in April 2009 with its creditors under which such creditors temporarily waived their right to accelerate repayment of such indebtedness until June 16, 2009, which waivers were in turn extended on June 15, 2009 until July 24, 2009. On July 24, 2009 the Group announced the signing of a restructuring agreement by a majority of its senior creditors under which a significant portion of its debt would be converted to equity. In connection with the signing of the restructuring agreement, the majority of the senior creditors (and all the creditors who signed the restructuring agreement) agreed to extend the waivers through to November 30, 2009.

The cross default provisions contained in the corresponding Master Agreements (relating to financial obligations, as defined in the Code Monétaire et Financier) grant the interest rate swap counterparties the right to terminate those derivative contracts with Thomson which have not already expired upon the occurrence of a default under Thomson’s outstanding senior debt. Therefore, the Group has reclassified as current the interest rate swaps which have maturities greater than one year.

(€ in millions)	June 30, 2009		December 31, 2008
	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	10	-	10
Interest-rate swaps – fair value hedges (1)	-	-	58	-
Forward foreign exchange contracts- cash flow and fair value hedges	8	3	21	20
Forward foreign exchange contracts- not designated as hedges (2)	2	-	6	9
Currency options	-	-	-	7
Total current	10	13	85	46

(1)

Most of the Group’s interest rate swaps were terminated in early 2009 (see note 21.1(a) for more details). The notional principal amount of the outstanding interest rate swap contracts at June 30, 2009 was US$ 300 million. The floating rates are based on $-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked-to-market and the foreign exchange gain or loss is recognized in income.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked-to-market carrying values shown in the table above, that is, € 10 million at June 30, 2009.

28/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20     BORROWINGS

The tables below present information concerning Thomson’s debt at June 30, 2009 compared to December 31, 2008.

20.1      Analysis by nature

(€ in millions)	June 30, 2009	December 31, 2008
Debt due to financial institutions	2,769	2,848
Bank overdrafts	29	6
Other financial debt	18	21
Accrued interest	6	9
Total	2,822	2,884
Total non-current	17	22
Total current	2,805	2,862

20.2      Debt due to financial institutions

Debt due to financial institutions as of June 30, 2009 includes principally € 1,687 million drawn under our committed credit line and € 1,039 million due under private placements as follows:

Currency	Amount (1) (€ millions)	Type of rate	Average Nominal rate	Average Effective rate
US$	714	Fixed	8.05%	8.05%
US$	35	Floating	4.14% (2)	4.14% (2)
GBP	40	Fixed	8.11%	8.11%
EUR	250	Floating	7.01% (2)	7.01% (2)
Total	1,039
(1) Nominal amounts, excluding accrued interest (2) Rate as of June 30, 2009

20.3      Main features of the Group's borrowings

(a) Maturity

(€ in millions)	June 30, 2009	December 31, 2008
Less than 1 month	2,804	1,766
Between 1 and 3 months	-	-
Between 3 months and less than 1 year	1	1,096
Total current debt	2,805	2,862

Between 1 and 2 years	2	4
Between 2 and 3 years	1	1
Between 3 and 4 years	1	6
Between 4 and 5 years	1	-
Over 5 years	12	11
Total non-current debt	17	22
Total debt	2,822	2,884

29/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Since April 30, 2009, Thomson has been operating in breach of certain covenants contained in financial agreements under which it borrowed substantially all of its outstanding senior debt. In anticipation of this breach, Thomson negotiated waivers with its creditors providing that such creditors temporarily waived their right to accelerate repayment of the indebtedness until June 16, 2009, which waivers were in turn extended on June 15, 2009 until July 24, 2009. On July 24, Thomson announced the signature by a majority of its senior creditors of a restructuring agreement under which a significant portion of its debt would be converted to equity. In connection with the signing of the restructuring agreement, the majority of the senior creditors (and all the creditors who signed the restructuring agreement) agreed to extend the waivers through to November 30, 2009.

(See Notes 3.1 and 20.3 (e) for more information about Thomson’s balance sheet restructuring process.)

Because there is a risk that one or more creditors may seek to declare the debt immediately due and payable, Thomson has reclassified this debt as current with a maturity of less than one month.

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt. As Thomson was faced with a breach of covenants on April 30th 2009 and as the debt can be considered as due and payable if the agreement for the restructuring of its debt is not concluded, the debt has been reclassified as current, and therefore is considered as floating.

(€ in millions)	Amounts at June 30, 2009 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	2,805	5	12	2,822
Effect of interest rate swaps	-	-	-	-
Net	2,805	5	12	2,822

(c) Analysis of borrowing by currency

(€ in millions)	June 30, 2009	December 31, 2008
Euro	1,372	1,384
US Dollar	1,369	1,445
Other currencies	81	55
Total debt	2,822	2,884

(d) Undrawn credit lines

(€ in millions)	June 30, 2009	December 31, 2008
Undrawn, committed lines*	63(**)	17
Undrawn, uncommitted lines	(***)	(***)

(*)

The original maturity is greater than one year but due to the covenant breach the credit lines could be accelerated if the restructuring agreement signed with creditors on July 24, 2009 is not executed.

(**)

Although € 63 million was undrawn at June 30, 2009 on the Group’s committed credit facility; under the restructuring agreement signed on July 24, 2009, the Group is not allowed to draw this amount.

(***)

Due to the deterioration of the Group's financial position the Group’s uncommitted lines have been withdrawn.

The Group has a committed syndicated credit facility of €1.75 billion (of which €1.687 billion was drawn at June 30, 2009 and €1.733 billion was drawn at December 31, 2008).  In accordance with the restructuring agreement signed with creditors on July 24, 2009 any available amount under the facility may not be drawn.  The original maturities of the syndicated facility were June 2010 for €100 million, June 2011 for €256 million and June 2012 for €1,394 million. For reasons described in more detail in Notes 3.1 and 20.3(e), outstanding amounts under the credit facility were classified as current at June 30, 2009

30/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(e) Financial covenants and other limitations

The private placement notes issued by Thomson to institutional investors in a total amount of €1,039 million have two financial covenants pertaining to the Group’s consolidated financial situation on June 30 and December 31 each year: (i) the maximum ratio of net debt to net worth must not exceed 1 and (ii) the ratio of profit from continuing operations before tax, finance and restructuring costs to adjusted net interest expense must be at least 3.

The calculation of the two financial covenant ratios, based on these financial statements, is as follows:

(€ in millions except ratio)	Twelve months ending June 30, 2009
Profit (loss) from continuing operations before, tax, net finance and restructuring charges *	(574)
Net interest expense from continuing operations *	69
Net interest expense from discontinued operations*	24
Remove IFRS impact on convertible *	(2)
Adjusted net interest expense	91
Ratio	-6.3
* Correspond to the cumulative figures of the second 2008 semester and the first 2009 semester

Because -6.3 to 1 is less than the minimum allowed ratio of 3 to 1, the Group is not in compliance with this covenant.

(€ in millions except ratio)	June 30, 2009
Net Debt (defined as non-current and current borrowings less cash and cash equivalents)	2,311
Net Worth (defined as total equity)	(418)
Ratio	-5.5

Because -5.5 to 1 is more on an absolute basis than the maximum allowed ratio of 1 to 1 the Group is not in compliance with this covenant.

Since April 30, 2009, Thomson has been operating in breach of certain covenants contained in financial agreements under which it borrowed substantially all of its outstanding senior debt including the covenants described above as well as certain covenants in the syndicated credit facility. In anticipation of these breaches, Thomson negotiated waivers with its creditors providing that such creditors temporarily waived their right to accelerate repayment of the indebtedness until June 16, 2009, which waivers were in turn extended on June 15, 2009 until July 24, 2009. On July 24, Thomson announced the signature by a majority of its senior creditors of a restructuring agreement under which a significant portion of its debt would be converted to equity. In connection with the signing of the restructuring agreement, the majority of the senior creditors (and all the creditors who signed the restructuring agreement) agreed to extend the waivers through to November 30, 2009.

31/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21     FINANCIAL INSTRUMENTS AND MAIN MARKET RELATED EXPOSURES

21.1      Interest rate risk

(a) Interest rate operations

In accordance with the Group’s policies on financial risk management, the Group in the past entered into interest rate hedging operations. In particular the Group had swaps that converted fixed rate U.S. dollar debt to floating rate and swaps with a cap which protected in part against rising interest rates. The fair value of these interest rate swaps was € 48 million at December 31, 2008 and was accounted for in the balance sheet as financial derivatives with the offsetting booking taken to financial debt for the swaps that qualified for hedge accounting in accordance IAS 39 (€ 58 million) and with the offsetting booking taken to financial result for the capped swaps which did not qualify for hedge accounting treatment (€(10) million).

In 2009, Thomson unwound most of these swaps due to the anticipation that the Group’s debt structure would change significantly as a result of the debt restructuring negotiations underway with creditors.  In unwinding these swaps the Group had a gain of € 37 million.

The only swaps that were not unwound were US$ 300 million of the US$ 400 million of 3-year interest rate swaps originally entered into in 2005 for a 3 year term and extended in 2007 to January 2013.  Under these swaps Thomson receives three month US$ LIBOR and pays twelve month US$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock out rate. These interest rate swaps are marked-to-market and the gain or loss is recorded in financial result (loss in the first half of 2009 of € 3 million).

(b) Effective interest rates

The average effective interest rates on the Group’s consolidated debt are as follows:

	2009	2008
Average interest rate on borrowings	3.61%	4.47%
Average interest rate after interest rate hedging	3.39%	4.24%
Average interest rate after currency swaps and interest rate hedging	3.41%	3.91%

21.2      Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk, the Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analysis of its capital structure, including the relative proportion of debt and net worth in the context of market conditions and the Group’s financial projections.  Among other things these reviews take into account the Group’s debt maturity schedule, covenants, projected cash flows and financing needs. To implement these policies, the Group uses various long term and committed financings which may include net worth, debt, subordinated debt and committed credit lines.  For further information about the details of the Group’s net worth and debt please refer to Notes 17 and 20, respectively.

The Group does not currently have access to the financial markets due to its overall level of indebtedness and the covenants and other limitations in the private placement notes and the syndicated credit facility, as described in more detail in Notes 3.1 and 20.3(e).

32/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22     RETIREMENT BENEFIT OBLIGATIONS

22.1      Summary of the benefits in balance sheet

(€ in millions)	Pension plan benefits	Medical post- retirement benefits	Total
Opening provision	364	39	403
Net Periodic Pension Cost	17	1	18
Benefits paid and contributions	(17)	(2)	(19)
Actuarial (gains) losses recognized in SORIE	10	-	10
Currency translation adjustments and other	-	-	-
Reclassification as held for sale (see Note 11)	(40)	-	(40)
Closing provision at June 30, 2009 (*)	334	38	372
(*) Out of which current portion amounts to respectively € 62 million and € 71 million for June 30, 2009 and for December 31, 2008.

22.2      Elements of the statement of operations

Total expense for pensions and other benefits for the six months ended June 30, 2009 and 2008 is detailed as follows:

(€ in millions)	Pension plan benefits		Medical post-retirement benefits		Total
	Six months ended		Six months ended		Six months ended
	June 2009	June 2008	June 2009	June 2008	June 2009	June 2008
Service cost	7	7	-	-	7	7
Financial component of benefits (1)	15	14	1	1	16	15
Expected return on plan assets (1)	(5)	(5)	-	-	(5)	(5)
Amortization of prior service costs	-	(1)	-	-	-	(1)
Total Net Periodic Pension Cost	17	15	1	1	18	16
(1) Of which respectively € 9 million and € 8 million net, are posted for the periods ended June 30, 2009 and 2008 presented in Profit (loss) from continuing operations (in Net Finance costs).

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

33/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23     PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES

23.1      Restructuring provisions

(€ in millions)	Restructuring provisions
Opening provisions	132
Current year expense (1)	15
Release of provision (1)	(15)
Usage during the period	(51)
Currency translation adjustment	2
Change in held for sale provision	(3)
Other movements	(2)
Closing provisions at June 30, 2009	78
Of which current	64
Of which non-current	14

(1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:
(€ in millions)	Six months ended June 30, 2009	Six months ended June 30, 2008
Profit (loss) from continuing operations
Termination costs	(3)	(31)
Impairment of assets (part of a restructuring plan)	-	(5)
Continuing restructuring expenses	(3)	(36)

Profit (loss) from discontinued operations	3	(57)
Total restructuring expenses	-	(93)

23.2      Other provisions

(€ in millions)	Warranty	Others (1)	Total (2)
As of December 31, 2008	46	159	205
Current period additional provision	7	24	31
Release of provision	(1)	(13)	(14)
Usage during the period	(12)	(9)	(21)
Reclassification as held for sale	(9)	(19)	(28)
Currency translation adjustments and other	2	(6)	(4)
As of June 30, 2009	33	136	169

(1)

Others include mainly provision for risk and litigation and for onerous contracts.

(2)

Split of total provisions between non-current and current:

- as of December 31, 2008, € 103 million classified as non-current and € 102 million as current.

- as of June 30, 2009, € 93 million classified as non-current and € 76 million as current.

34/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24     SHARE-BASED PAYMENTS

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model. The inputs into the model were the same as those used as of December 31, 2008.

Movements of the period

On September 1, 2008, the Board of Directors approved a new stock option plan for Mr. Rose. In April 2009, Mr. Rose waived its right to all the stock options of this plan. According to IFRS 2 amended, this waiver has been treated as a cancellation and led to an expense of € 1 million booked in the half year 2009 statements of operations.

Compensation expenses charged to income

The compensation expenses charged to income for the services received during the period amount to € 1 million for the six months ended June 30, 2009 and 2008.

25     ACQUISITIONS, DISPOSALS AND OTHER CASH OPERATIONS IMPACTING THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Acquisition of subsidiaries, associates and investments

(€ in millions)	Six months ended June 30, 2009	Six months ended June 30, 2008
Inventel (deferred payment)	-	(5)
Other	(1)	(8)
Acquisition of investments	(1)	(13)
Less: cash position of companies acquired	-	-
Acquisition of investments, net	(1)	(13)

(b) Changes in working capital and other assets and liabilities

Thomson factors certain trade accounts receivable in Europe and North America. As of June 30, 2009, Thomson sold without recourse trade receivables in its continuing operations for an amount of € 6 million (€ 41 million as of December 31, 2008). Additionally, Thomson sold its Research tax credit on qualified expenses for € 18 million as of June 30, 2008.

26     CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of June 30, 2009 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the play-out activity and long-term contracts related to the Broadcast activity are not included in this table.

In the normal course of its activity, the Technicolor Division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

35/43

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unconditional and conditional future payments		Amount of commitments by maturity
(€ in millions)	June 30, 2009	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On-balance sheet obligations:
Financial debt excluding finance leases (1)	2,806	2,799	2	2	3
Finance leases (2)	16	6	1	-	9
Off-balance sheet obligations:
Operating leases (3)	311	75	101	72	63
Purchase obligations (4)	168	149	15	4	-
Other unconditional future payments (5)	30	9	11	7	3

Total Unconditional future payments (*)	3,331	3,038	130	85	78

Conditional future payments
Off-balance sheet obligations:
Guarantees given (6)	60	38	7	-	15
Other conditional future payments (7)	56	39	4	11	2

Total Conditional future payments (*)	116	77	11	11	17

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2008 amounted respectively to € 3,372 million and € 88 million on continuing entities.

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Technicolor segment (€ 9 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to acquire minimum volumes from Asian suppliers for € 129 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)

These guarantees comprise:

•

Guarantees given for disposal of assets for € 2 million.

•

Guarantees for customs duties and legal court proceedings for € 17 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

•

Various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Conditional obligations mainly include contingent earn out payments for € 6 million related to past acquisitions and potential success fees in case of successful debt restructuring.

Additional information:

•

Guarantees and commitments received amount to € 100 million as of June 30, 2009. This amount is related to the royalties from licensees within the Technology segment.

•

The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount respectively to €126 million and to € 22 million as of June 30, 2009.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

•

Forward exchange contracts, swaps and options: for their related cash inflow and outflow amounts.

•

Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	June 30, 2009
Currency swaps	748
Forward exchange contracts	201
Interest rate swaps	213
Foreign exchange options	-
Total commitments given	1,162

Currency swaps	756
Forward exchange contracts	201
Interest rate swaps	213
Foreign exchange options	-
Total commitments received	1,170

Operating leases

At June 30, 2009, commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	June 30, 2009 (1)
Minimum future lease payments (2)	311
Future lease payments commitments received (3)	(47)
Net value of future lease commitments	264

(1)

Minimum operating lease payments shown are not discounted.

(2)

Minimum future lease payments related to discontinued operations amount to € 37 million as of June 30, 2009.

(3)

Includes mainly operating lease payments from customers of our Play-Out Broadcast Services activities within Technicolor.

On April 22, 2008, Thomson signed a commitment for a new operating lease for its headquarters in France that will be available in October 2009 in Issy les Moulineaux near Paris. The lease cost (€ 8.8 million per year) is comparable to the present lease in Boulogne and is for a duration of 9 years from October 2009. If between now and the anticipated moving date (October 2009), Thomson decides finally not to move to this new location, the  lease gives Thomson the possibility to substitute a lessee of its choice (as defined in the contract) without any further legal commitment. Because the lease is legally cancellable at any time until the moving date, no minimum lease payment is included in the table above.

27     CONTINGENCIES

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and when the probability of a loss is probable and it can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A. ("Videocolor"), which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

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Thomson Group

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With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4 million and (ii) tax penalties amounting to € 4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, at the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003. The appeal judgment published on November 20, 2006, was partially positive for Videocolor, as the Court confirmed an assessment amounting to € 2 million, including penalties. The company appealed the sentence to the Supreme Court, as this assessment is not based on the OECD principle on transfer prices. In addition, the Court made a material mistake when calculating the revised assessment, adding a further charge of €1.8 million. The company appealed this sentence as well to the Supreme Court.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3 million and € 2 million, respectively and (ii) tax penalties amounting to € 3 million and € 2 million, respectively. Videocolor challenged the assessments at the competent tax jurisdiction on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision. On December 12, 2007, the Court decided in favour of Videocolor, confirming the previous favourable sentence. On July 25, 2008, the Direct Tax Office appealed these sentences to the Supreme Court.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 0.1 million and (ii) penalties amounting to € 0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the US District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the US District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the US Federal Circuit Court of Appeals.  On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue.  As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings.  Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit.  Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing.  In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite bAroadcasting field.  A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007.  On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On May 23, 2008, Thomson filed suit in the Hamilton County, Indiana Superior Court against Gemstar – TV Guide International and Gemstar Development Corporation seeking a court declaration that the Gemstar entities owe Thomson defense and indemnity in the Superguide litigation, together with compensatory and punitive damages and attorney's fees.  On October 13, 2008, Thomson entered into a License and Settlement Agreement with Superguide fully resolving all issues in connection with the Superguide lawsuit.  Thomson’s indemnity lawsuit against the Gemstar entities continues, and is currently scheduled for trial in April 2010.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending on in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around € 16 million.

On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment. The assessment was again maintained by the Court of Appeal in a judgement rendered in March 2008. Thomson appealed at the Italian Supreme Court. The Spanish Courts rejected Thomson’s position in July 2005 and in December 2007. The appeal to the Spanish Supreme Court was not accepted because the amount was considered as too small. Therefore Thomson will pay an amount of  € 0.4 million and wait for the outcome of the European Court of Justice before starting new legal proceedings in Spain.

The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission.  The European Court of Justice met in May 2009, without any known result yet.

Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, accordingly strongly disputes the grounds of these re-assessments.

Set top boxes imports into the European Union

Between 2004 and 2008, the European Commission, on one side, and the European Broadcasters and set top box manufacturers, on the other side, were engaged in discussions regarding the customs duty classification of set top boxes with hard disk drives (STB HDD).  The broadcasters and manufacturers considered that the STB HDD should have been classified under a heading subject to a 0% duty rate.  In May 2008, the European Commission issued an Explanatory Note to the Combined Nomenclature which classified the STB HDD as consumer electronic products with a duty rate of 13.9%.  Since December 2008, Her Majesty’s Revenue & Customs (“HMRC”) in the UK issued Thomson Broadband UK (TBUK) with a first and second demand for customs duty at the new rate on imports of STB HDD into the European Union for the period December 2005 to May 2006 for an amount of approximately GBP 2.5 million, and in June 2009 for the period June 2006 to December 2008 for an amount of approximately GBP 12.5 million.  The amount of duty demanded in these two assessments is based on HMRC's estimate of how many STBs with HDDs were imported into the UK during the respective assessment periods.  At the present time import documentation is being collected which shows that these duty demands are excessive, as a result it is expected that the demands will eventually be re-issued for lesser amounts.   TBUK has requested departmental reviews against the decisions for customs duty, and has also lodged a remission/ suspension (of duty) application with HMRC. No decision has been issued by HMRC since the introduction of the TBUK recourses. TBUK will associate to other concerned UK manufacturers complaints to defend the common understanding that the new classification based on the Explanatory Note is wrong in law.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc.  The Association is alleging they were exposed to various contaminants during the course of their employment and while living at the facility, which allegedly (1) caused them to suffer various diseases, including cancer, or (2) caused them emotional distress from fear that their employment increased their risk of contracting disease.  The Association claims damages in the amount of TWD 2.4 billion (€ 52 million at June 30, 2009 closing rate) to compensate the members of the Association for the alleged injury suffered by the former plant employees who worked at the facility from its inception until its closure in 1992.  In 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes.  Shortly thereafter, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in August 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association.  The parties have subsequently filed a number of briefs addressing procedural and substantive issues.  The Association recently attempted to add TCE Bermuda, Thomson Inc., Thomson SA, and General Electric Company as defendants in the lawsuit.  In addition, in September 2008, a new judge was appointed to preside over the case.  The case is being vigorously defended.  It is unclear how the attempt to add defendants and the appointment of a new presiding judge will impact the progress of the case.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the US District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the US District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pre-trial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the US District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the US District Court for the District of Delaware, where pursuant to an order of the US District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the US Patent and Trademark Office (“USPTO”).

Pegasus claims damages in the form of royalties for some or all of the satellite integrated receivers/decoders (“IRD’s”) the Company has sold.  Through the end of 2008, the Company has sold over 54.2 million IRD units that might be impacted by this litigation.  Pegasus has not yet definitively set forth in the litigation the per unit royalty figure or damages sum they seek in the case.

Pegasus also seeks an injunction to prohibit further sales of IRD’s which allegedly infringe the patents in suit.  If Pegasus were successful in the litigation and able to convince the Court to enter a permanent injunction, the Company’s IRD sales could be disrupted.

The USPTO issued final office actions on all seven patents rejecting almost all of the claims being asserted against Thomson in the litigation as unpatentable. Subsequently, on October 2, 2007 the USPTO issued a notice of intent to issue a re-examination certificate allowing the amended claims of one patent (US Patent Number 5,233,654 (the “‘654 Patent”) thereby modifying its initial favourable office action with respect to the ‘654 Patent only.  On October 31, 2007, Pegasus and PMC filed a motion with the Delaware District Court seeking limited relief from the May 2003 stay in order to allow Pegasus and PMC to seek a preliminary injunction with respect to the ‘654 Patent which motion has been denied by the Court. With respect to the remaining six patents, four have been cancelled, rejected or have no application to Thomson. US patent number 5,335,277 is still pending Board of Patent Appeals and Interferences (“BPAI”) appeal. US patent number 4,925,825 has issued with dependent claim 17 allowed.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. Thereafter, TLC placed two of the patents into re-issue proceedings before the United States Patent and Trademark Office. As a result, this lawsuit was stayed as to those patents pending reissue. Both patents are now reissued, but no action has yet been taken regarding the stay. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the US Federal Circuit Court of Appeals. In July 2006, the parties entered into a Settlement and License Agreement resolving all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the US District Court for the District of Delaware.  Each suit alleges that defendants Fox and NBC infringe US Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by its transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard.  Both Fox and NBC have subsequently demanded that Thomson defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a company which Thomson acquired in December 2005.  While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case.  On November 8, 2008, the District Court issued an order construing the claims of the ‘627 patent.  Rembrandt concedes that it cannot prove infringement of the patent under the Court’s claim construction. Accordingly, Thomson is in the process of asserting its right to a summary judgment, which will be appealed by Rembrandt to the Federal Circuit Court of Appeals.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses. On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EC”) also relating to the CRT industry. Thomson received two further requests for information from the EC on January 16, 2009, and January 19, 2009, respectively. In addition, class action law suits asserting private antitrust claims have been filed against Thomson on January 28, 2008 and subsequently (and other companies currently or formerly in the CRT industry) in the United States and have been or will be consolidated in the Northern District of California. Plaintiffs have now filled an amended complaint in those proceedings and have not named Thomson as a defendant therein. Thomson sold its CPT business in 2005 and never had activity in the CDT business. The Company is taking measures it considers appropriate to respond to the subpoena and the EC request. Thomson has commenced an investigation, with the assistance of external legal counsel, to determine whether conduct involving its former CPT business could have infringed Article 81 of the EC Treaty or Section 1 of the Sherman Act.

Thomson’s investigation is on-going and it is too early at the present time to assess the extent of any liability that Thomson may incur in consequence of these investigations.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company.  TCETVT (a subsidiary of Thomson) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group.  Soil remediation was completed in 1998.  In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility.  The groundwater remediation process is underway.  It is Thomson’s position that General Electric Company has a contractual obligation to indemnify Thomson with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation  affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guarantees provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety, health and environmental laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

28     RELATED PARTY TRANSACTIONS

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	June 30, 2009
Balance sheet items
Trade receivables
Screenvision	3
Other related parties
- France Telecom and its subsidiaries	13
- Microsoft Corporation and its subsidiaries	5

Trade payables
- France Telecom and its subsidiaries	-
- Microsoft Corporation and its subsidiaries	4
- ST Microelectronics	1
- NXP	1

Statement of operations items
Revenues
Screenvision	3
Other related parties
- France Telecom and its subsidiaries	44
- Microsoft Corporation and its subsidiaries	15

Expenses
- ST Microelectronics	(21)
- NXP	(5)
- Microsoft Corporation and its subsidiaries	(12)
- France Telecom and its subsidiaries	(7)

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Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29  SUBSEQUENT EVENTS

In July 2009, Thomson sold its STS business to Civolution B.V.

Since February 2009, Thomson has been in discussions with its principal creditors regarding its balance sheet structure and its level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of its indebtedness, Thomson negotiated waivers in April 2009 with its creditors under which such creditors temporarily waived their right to accelerate repayment of such indebtedness until June 16, 2009, which waivers were in turn extended on June 15, 2009 until July 24, 2009. On July 24, 2009, Thomson announced that a restructuring agreement was signed by a majority of its senior creditors, including lenders under the Syndicated Credit Facility and holders of its U.S. Private Placement Notes.  As described in detail in the press release that Thomson issued on July 24, 2009, the restructuring agreement provides for a reduction in Thomson’s gross senior debt from €2,839 million to €1,550 million with modified terms and lengthened maturities. The agreement provides that this reduction will be achieved through conversion of €1,289 million of debt as follows: (i) a capital increase of €350 million through the issuance of 528 million ordinary shares at a price of €0.66 per share, (ii) the issuance of €639 million of notes mandatorily redeemable in 964 million ordinary shares of Thomson maturing in 2010 and 2011 and (iii) the issuance of up to €300 million disposal proceeds notes maturing December 31, 2010.  In connection with the signing of the restructuring agreement, the majority of the senior creditors (and all the creditors who signed the restructuring agreement) agreed to extend the waivers through to November 30, 2009.

Completion of the balance sheet restructuring is subject to a number of conditions, including each of the parties obtaining all necessary regulatory clearances, waivers and approvals from the French market authority, absence of a material adverse effect on the Group, shareholder approval of the capital increase and other customary closing conditions. In addition, the waivers are subject to conditions, including payment of default interest and restrictions on additional debt incurrence. If any of the conditions are not satisfied in the restructuring agreement or the waivers, or if a creditor that has not extended the waivers seeks to accelerate its holding of Thomson debt pending completion of the restructuring, the Board of Directors may request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code).  Such proceeding will have the effect of providing the Company with the protections offered by law (suspension of legal actions against the Company and a prohibition against paying debts which exist as of the date of opening the proceeding) and with a stable legal framework for the Company to pursue the completion of the restructuring of its debt.

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